SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Immediate Release filed with the Israel Securities Authority dated May 10, 2007.




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                                                                          ITEM 1


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BUSINESS NEWS
                              FOR IMMEDIATE RELEASE

Petach Tikva, Israel, May 10, 2007 - Internet Gold (Nasdaq: IGLD) today announced that 012 Smile.Communications Ltd, its wholly owned communications subsidiary completed the sale of a total of NIS 153,642,000 of debentures (series A) to institutional investors in Israel. The offering was made as an expansion of the issuance of NIS 271,357,800 of Series A debentures that closed in March 2007. The terms of the newly issued debentures are the same as the terms of the debentures that were issued in March 2007.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its Smile.Communications segment is one of the country's major Internet and International Telephony service providers, which also offers domestic voice over broadband, and one of its largest providers of enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.
Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange as part of the Tel Aviv-100 index.
 For additional information about Internet Gold, please visit its investors' site at www.igld.com. For further information, please contact:

Lee Roth
KCSA Worldwide
+1-212-896-1209

In Israel:
Mor Dagan
Investor Relations
+972-3-516-7620

Ms. Idit Azulay, Internet Gold
+972 72-200-3848
idita@co.zahav.net.il











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 10, 2007